Exhibit 2.1

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 04:30 PM 05/05/1995 950100669 - 2504297

CERTIFICATE OF INCORPORATION

OF

TOPPER'S BRICK OVEN PIZZA, INC.

FIRST: The name of the Corporation is Topper's Brick Oven Pizza, Inc.

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is as follows:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is Five Hundred (500) shares of Common Stock, $ .01 par value.

FIFTH: At all elections of directors of the Corporation each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected by him, and he may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as he may see fit.

SIXTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS

Melara J. Rush	1515 Market Street, 9th Floor Philadelphia, PA 19102

SEVENTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. Election of directors need not be by written ballot.

2. The Board of Directors is expressly authorized to adopt, amend repeal the By-Laws of the Corporation.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and the Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

NINTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

TENTH: Section 203 of the General Corporation Law of Delaware, as amended, shall not be applicable to this corporation.

EXECUTED at Philadelphia, PA on May 5, 1995.

/s/ Melora J. Rush

Melora J. Rush, Incorporator